**IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO
Judge Christine M. Arguello**

Civil Action No. 16-cv-00230-CMA-MJW (Consolidated for all purposes with Civil Action No. 16-CV-01215-WJM-CBS)

JOAN OBESLO,
ROYCE HORTON,
DANIEL FISHER,
NATHAN COMER,
STEVE MIGOTTI,
VALERIE MIGOTTI,
JAMES DIMAGGIO,
ANNE HALL,
CAROL A. REYNON-LONGORIA,
on behalf of GREAT-WEST FUNDS, INC.,

     Plaintiffs,

v.

GREAT-WEST CAPITAL MANAGEMENT, LLC,

     Defendant.

**ORDER GRANTING IN PART AND DENYING IN PART DEFENDANT'S MOTION TO
CONSOLIDATE AND FOR A PROTECTIVE ORDER STAYING DISCOVERY**

THIS MATTER, having come before the Court on Defendant's Motion to Consolidate and for a Protective Order Staying Discovery (Doc. # 44), and the Court being fully advised, hereby GRANTS IN PART AND DENIES IN PART the Motion, and ORDERS as follows:

1. In order to promote judicial efficiency, and in an effort to avoid injury to the parties, the Court consolidates the following actions: (a) 16-CV-00230-CMA-MJW and (b) 16-CV-01215-WJM-CBS. Future filings in either of these actions shall be docketed

under the case number 16-CV-00230-CMA-MJW. Consolidation is especially appropriate for purposes of discovery, however, should it become apparent after the completion of discovery and resolution of dispositive motions that the interests of the parties would be better served proceeding to trial as separate cases, the Court will entertain a motion to that effect.

2. Defendant's request to stay discovery pending resolution of the Motion to Consolidate is DENIED AS MOOT.

3. Defendant's Motion to Expedite Consideration of its Motion to Consolidate (Doc. # 67) is DENIED AS MOOT.

DATED: August 22, 2016

BY THE COURT:

Christine M Arguello

CHRISTINE M. ARGUELLO
United States District Judge